Exhibit 99.1

BCE’s Glen LeBlanc to retire as CFO; Curtis Millen named to the position effective September 1, 2023

•	Glen LeBlanc to retire as CFO after 30 years of service; will continue serving as Vice Chair Atlantic, and Chair Northwestel

•	Curtis Millen to become CFO effective September 1, 2023

MONTRÉAL, May 4, 2023 – BCE Inc. (TSX, NYSE: BCE) today announced that Glen LeBlanc, EVP and Chief Financial Officer of BCE and Bell Canada will retire as CFO effective September 1, 2023. Curtis Millen, currently SVP, Corporate Strategy & Treasurer, will be promoted to CFO.

Glen will maintain his position as Vice-Chair, Atlantic, Chair of Northwestel, and as Board member and Chair of the Audit Committee for Maple Leafs Sports & Entertainment. He will also provide leadership and direction to ensure a smooth transition on BCE’s financial operations until the end of December, 2023.

“Glen has been instrumental in Bell’s continued success over the past three decades, and in particular his past 18 years as CFO, first at Bell Aliant, and later at BCE. With his strategic focus, leadership and strong financial and business acumen, he has steadfastly led BCE and Bell through numerous strategic initiatives. With his leadership, Bell has attained a solid financial position, with a robust balance sheet, solid cash flow and pension solvency, all of which has helped us accelerate Bell’s capital expenditures to expand our best network leadership and competitiveness. Notably, over the past few years, his financial discipline and guidance helped us to weather the impacts of the COVID-19 pandemic, enabling us to emerge on solid ground and move our corporate strategy forward. I am honoured to count Glen as a friend and look forward to continue working with him.”

•	Mirko Bibic, President & CEO, BCE and Bell Canada

“I am extremely proud of what I have accomplished to-date at Bell and Bell Aliant, and look forward to continuing to serve in my Chair and Vice Chair roles, and continuing to focus on championing the impacts of Bell’s investments across Atlantic Canada to our customers and our communities. I want to take a moment to congratulate Curtis on his new role – I am confident he is the best person for the job.”

•	Glen LeBlanc, Executive Vice President, Chief Financial Officer and Vice Chair, Atlantic Canada

Curtis Millen named Chief Financial Officer

Curtis Millen, currently SVP Corporate Strategy and Treasurer, will become Chief Financial Officer effective September 1, 2023.

“I’m pleased that Curtis will become our Chief Financial Officer as of September 1, 2023. During his 15 years at Bell, Curtis has guided many acquisitions and investments, our spectrum auction strategy, and a broad range of other strategic corporate initiatives. He has extensive experience in corporate strategy, M&A, finance and is a respected leader in the organization. I look forward to working even more closely with Curtis as we position Bell for future success.”

•	Mirko Bibic, President & CEO, BCE and Bell Canada

Curtis Millen joined Bell in 2008 as Director, Corporate Strategy and M&A and held successively senior positions, most recently as SVP, Corporate Strategy and Treasurer, head of Bell Ventures and President of BIMCOR, a wholly-owned subsidiary of Bell that is one of the largest private sector pension fund management companies in Canada. Curtis will continue to be based at Bell’s headquarters in Montréal.

About BCE

BCE is Canada’s largest communications company,1 providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries

Ellen Murphy

1-888-482-0809

Ellen.murphy@bell.ca

Investor inquiries

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca